Petrominerales

082-34812

[redacted]

07023934

SEC MAIL PROCESSING
RECEIVED
MAY 17 2007
WASH. D.C. 186 SECTION

May 9, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

SUPPL

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrominerales Ltd.

Sincerely,

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

JRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

Petrominerales

NEWS RELEASE

PETROMINERALES ANNOUNCES FIRST QUARTER RESULTS AND SUBSEQUENT PRODUCTION INCREASES

Bogotá, Colombia – May 8, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**), an 80.7% indirectly owned subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"), is pleased to announce first quarter 2007 financial and operating results.

FINANCIAL & OPERATING HIGHLIGHTS (U.S. dollars, except where noted)

Highlights of the first quarter of 2007 include:

- Production increased by 51 percent, averaging 2,042 bopd compared to 1,356 bopd in the first quarter of 2006.
- Subsequent to the end of the quarter, production has increased to approximately 3,200 bopd.
- Funds flow from operations increased by 55 percent to $5.2 million.
- Net income increased by 19 percent to $1.7 million.

The following table provides a summary of Petrominerales' financial and operating results for the three month periods ended March 31, 2007 and 2006. Consolidated financial statements with Management's Discussion and Analysis ("MD&A") are available on the Company's website at www.petrominerales.com and will also be available on the SEDAR website at www.sedar.com.

Three months ended March 31,	2007	2006	% change
Financial			
($000s, except where noted)			
Crude oil revenue	**9,167**	6,239	47
Funds flow from operations (1)	**5,196**	3,363	55
Per share – basic and diluted ($)	**0.05**	0.04	25
Net income	**1,675**	1,407	19
Per share – basic and diluted ($)	**0.02**	0.02	-
Capital expenditures	**27,569**	18,942	46
Total assets	**187,238**	108,042	73
Cash and working capital (deficit)	**(10,904)**	(8,948)	(22)
Common shares outstanding, end of period (000s)			
Basic	**95,000**	79,000	20
Diluted	**98,022**	79,000	24
Operations			
Operating netback ($/bbl)			
Crude oil revenue	**49.88**	51.12	(2)
Royalties	**3.99**	4.09	(2)
Production expenses	**7.04**	8.36	(16)
Operating netback	**38.85**	38.67	-
Average daily crude oil production (bbls)	**2,042**	1,356	51

(1) Calculated based on cash flow from operations before changes in non-cash working capital.

OPERATIONAL UPDATE

During the first quarter the activities of Petrominerales were focused on continuing development in Orito, and commencing our 2007 exploration drilling program in the Llanos Basin.

First quarter 2007 production averaged 2,042 bopd compared to 1,356 bopd in the first quarter of 2006 and 2,372 bopd in the fourth quarter of 2006. The significant increase from the prior year period is mainly due to the success of the Orito-117 and 118 completions at the end of the first quarter of 2006 which proved-up a significant southwest extension to the Orito field. The decrease from the prior quarter is mainly a result of certain wells being shut in during the period for workovers, delays in bringing new production on-line and also due to natural declines. Of particular note, the Orito-118 well was offline for 38 days in the quarter while the field operator, Ecopetrol performed a pump replacement operation. Production in early May has now increased to approximately 3,200 bopd.

<u>DEVELOPMENT BLOCKS</u>

Orito

Since closing our IPO at the end of the second quarter of 2006, we have now drilled seven new wells at Orito, but we were delayed in bringing production online due to limited access to equipment and services and down-hole mechanical problems. Since the end of the first quarter we have now started to see the effects of this drilling program with increasing production. There is still one additional well awaiting completion and fracture stimulation and we continue to optimize our recent production additions. Access to equipment, services and manpower remains a significant challenge for our operations group given the record activity levels in the Colombian oil industry. Upon completion of our Llanos Basin drilling program, we will have two drilling rigs working in the Putumayo Basin where we expect to continue to generate significant increases in production.

Neiva

At Neiva, production has increased as a result of our first phase of fracture stimulations along with initial success from our pilot waterflood program. Due to the results from these fracture stimulations, we are considering deferring drilling the six wells we had planned for the second half of 2007 in favour of performing additional fracture stimulations. Early results from our pilot waterflood show pressure and production response in nearby wells quicker than originally anticipated. Accordingly we are also evaluating an expanded waterflood program that could be implemented by the end of 2007.

<u>2007 EXPLORATION PROGRAM</u>

Petrominerales is in the process of executing a five-well 2007 exploration program with four wells in the Llanos Basin and one well at Las Aguilas in the Putumayo Basin adjacent to the Orito Block.

Joropo Block

Our Ojo de Tigre–2 well on the Joropo Block in the Llanos Basin was initially drilled to a total depth of 8,309 feet and logged and evaluated. Based on our evaluation, and the geological and hydrocarbon indications in this initial well, a decision was made to side-track to a more favorable bottom-hole location. This second well, Ojo de Tigre-2 Side-Track, was drilled to a total depth of 8,419 feet and was cased as a potential oil well. The well was cored through certain prospective intervals with indications of high quality oil bearing sands, which was confirmed by subsequent logs indicating a primary target with net oil pay in excess of 25 feet. The well was completed and initial production testing commenced, but was suspended with the onset of the rainy season. Initial test rates reached 450 barrels of fluid per day with a water cut of 20 percent and a gravity of 29 degrees API. The test interpretation indicated very high skin damage which was likely caused by the gravel pack completion. We will be returning to remediate the skin damage and conduct further testing of the well after the end of the rainy season in late 2007 or early 2008. The ultimate size of the prospect will be determined through long-term production testing and follow-up drilling.

Successful development of this discovery will most likely include upgraded surface access, which will support year-round production.

This initial result at Joropo is very encouraging as we have only evaluated a very small part of the 72,257 acre Joropo Block to-date, and we have now submitted applications for two blocks adjoining Joropo totaling an additional 69,122 acres. These two blocks, Jabali and Jaguar, are in the final stage of negotiations with the ANH.

Casimena Block

Drilling and logging operations were completed at the Mapuro-1 exploration well on the Casimena Block in the Llanos Basin which was drilled to the planned depth of 8,530 feet. Logs indicated that the sands in the Tertiary Carbonera and Mirador formations as well as the Cretaceous Guadalupe, Gacheta and Ubaque formations are predominantly wet or contain non-commercial hydrocarbon accumulations. As a result, the Mapuro-1 well was plugged and abandoned. Despite the results from this first well, this area of the Llanos Basin continues to be highly prospective and we are in the process of identifying our next Casimena location which can be drilled early in 2008.

Casanare Este Block

Our Casanare Este-1 exploration well, was spudded on April 25, 2007, we are currently drilling at 8,125 feet and we expect to reach a total depth of 10,000 feet on this well in late May.

Corcel Block

The Corcel-1 exploration well was spudded on April 8, 2007, we are currently drilling at 9,929 feet and we expect to reach a total depth of 12,800 feet in mid-June. Upon completion of this well the drilling rig will move to Orito to drill additional development wells and the Las Aguilas exploration well.

Exploration Summary

We have either executed or we are finalizing 13 exploration block contracts totaling 1.5 million acres in the Llanos and Putumayo Basins, making Petrominerales one of the largest exploration landholders in Colombia. To date, we have acquired 357 square kilometers of 3D seismic and reprocessed all available 2D seismic data. We now have 20 leads and prospects on these lands and in 2007, we plan to acquire an additional 190 square kilometers of 3D seismic and 576 kilometers of reconnaissance 2D seismic which is expected to result in an expanded exploration drilling program for 2008 and beyond.

ANNUAL AND SPECIAL MEETING

The Company will be holding its Annual and Special Meeting of shareholders on Friday, May 25, 2007 at 10:00 AM in the Millennium Meeting Room, Radisson Royal Bogotá Hotel, Calle 113 No. 7-65, Bogotá, Colombia. The Meeting will be webcast and made available on the Company's website at www.petrominerales.com.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank Energy and Resources Ltd. (TSX/Oslo Bors: PBG).

Forward-Looking Statements

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales or Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Corey C. Ruttan, Vice-President Finance and CFO
Telephone: (403) 750-4400

Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

Petrominerales.

NEWS RELEASE

PETROMINERALES ANNOUNCES MAPURO-1 WELL IN COLOMBIA TO BE ABANDONED

Bogotá, Colombia – April 2, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**), an 80.7% indirect subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"), announces that the Mapuro-1 well in Colombia is to be abandoned.

Drilling and logging operations were completed at the Mapuro-1 exploration well on the Casimena block in the Llanos Basin of Colombia, which was spudded on March 12th, 2007 and on March 26th reached the planned depth of 8,530 feet. Logs indicated that the sands in the Tertiary Carbonera and Mirador formations as well as the Cretaceous Guadalupe, Gacheta and Ubaque formations are predominantly wet or contain non-commercial hydrocarbon accumulations, as a result, the Mapuro-1 well will be plugged and abandoned.

Mapuro-1 was the second of our 2007 five well exploration drilling program planned for the Llanos and Putamayo Basins; four wells are planned in the Llanos Basin and one well in the Putamayo Basin. Petrominerales holds over 1.5 million acres of land in Colombia on which we have acquired 307 square kilometers of 3D seismic and reprocessed all available 2D seismic data. We now have 20 leads and prospects on these lands. In 2007, we plan to acquire an additional 190 square kilometers of 3D seismic and 576 kilometers of reconnaissance 2D seismic.

We will be moving the Pride 9 rig from the Mapuro-1 site to the Casanare Este block to drill the Casanare Este-1 exploration well, which will be spudded by the end of April 2007. We also expect to spud the Corcel-1 exploration well on the Corcel block in early April 2007 using the Nabors 816 rig, which was used to drill the Ojo de Tigre-2 discovery on the Joropo block in the Llanos Basin, which we continue to test.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank (TSX/Oslo Bors: PBG).

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales or

Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Corey C. Ruttan, Vice-President Finance and CFO
Telephone: (403) 750-4400

Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

Petrominerales

NEWS RELEASE

PETROMINERALES FILES ANNUAL INFORMATION FORM

Bogotá, Colombia – March 30, 2007 – Petrominerales Ltd. ("Petrominerales" or the "Company") has today filed its Annual Information Form, which includes Petrominerales' reserves data and other oil and gas information for the period ended December 31, 2006 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

Copies of Petrominerales' 2006 Annual Information Form may be obtained on Petrominerales' website at www.petrominerales.com, on the SEDAR website at www.sedar.com, or by emailing Petrominerales at ir@petrominerales.com.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank (TSX/Oslo Bors: PBG).

For more information please contact:
John D. Wright, President and Chief Executive Officer,
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Telephone: (403) 750-4400

Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

Petrominerales

NEWS RELEASE

PETROMINERALES ANNOUNCES YEAR END RESULTS, RESERVE INCREASES AND INITIAL EXPLORATION SUCCESS

Bogotá, Colombia – March 9, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) and its 80.7% majority shareholder Petrobank Energy and Resources Ltd. (TSX/Oslo: PBG) (**"Petrobank"**) are pleased to announce strong fourth quarter and year-end financial and operating results, a 53% increase in proved plus probable reserves and initial success on our first of five exploration wells to be drilled in 2007.

JOROPO EXPLORATION SUCCESS

Our Ojo de Tigre–2 well on the Joropo block in the Llanos Basin was initially drilled to a total depth of 8,309 feet and logged and evaluated. Based on our evaluation, and the geological and hydrocarbon indications in this initial well, a decision was made to side-track to a more favorable bottom-hole location. This second well, Ojo de Tigre-2 Side-Track, was drilled to a total depth of 8,419 feet and has been cased as a potential oil well. The well was cored through certain prospective intervals with indications of high quality oil bearing sands, which was confirmed by subsequent logs indicating a primary target with net oil pay in excess of 25 feet. The well is currently being completed with production results expected over the next several weeks. Unfortunately, this portion of the Llanos Basin is subject to wet surface conditions during the summer months, but we are evaluating alternatives to allow long-term, year-round production of this well. The ultimate size of the prospect will be determined through long-term production testing and potential follow-up drilling. Successful development of this discovery will most likely include upgraded surface access, which would allow for year-round production.

This initial result at Joropo is very encouraging as we have only evaluated a very small part of the 72,257 acre Joropo Block to-date, and we have now submitted applications for two blocks adjoining Joropo totaling an additional 69,122 acres. This was the first of five exploration wells to be drilled in 2007 on our extensive exploration acreage. We have either executed or we are finalizing 13 exploration block contracts totaling 1.5 million acres in the Llanos and Putumayo Basins, making Petrominerales one of the largest exploration landholders in Colombia.

RESERVES

Petrominerales is also pleased to report on our 2006 year-end third party reserve report. Total proved plus probable reserves in Colombia have increased by 53%, based on the DeGolyer and MacNaughton ("D&M") evaluation as at December 31, 2006. All reserves stated herein are based on forecast prices and costs and are company interest reserves after Ecopetrol's (the State oil company) share, and before 8% royalties. D&M's work incorporates an update of their comprehensive geological and petrophysical evaluation of both the Orito and Neiva properties but, to date, does not include any reserves associated with our 13 exploration blocks.

Summary results of the D&M report are highlighted as follows:

- Total proved reserves increased by 42% to 13.6 million barrels.
- Total proved plus probable reserves increased by 53% to 24.5 million barrels.
- Total proved, probable and possible reserves of 33.9 million barrels.
- Total proved plus probable NPV 10% (before taxes) increased 93% to US$521.8 million (3P – US$677.7 million).
- Proved plus probable reserve additions replaced 485% of 2006 production.
- Total proved F&D costs, including expenditures incurred on exploration blocks, and changes in future development costs of US$16.18/bbl (proved plus probable US$15.54/bbl).

Reserves – Company Interest

	Light and Medium Oil (mbbl)
Developed Producing	3,947
Total Proved	13,563
Total Proved + Probable	24,531
Total Proved + Probable + Possible	33,906

Reserve Reconciliation

	Total Proved	Proved + Probable	Proved + Probable + Possible
December 31, 2005 reserves	9,582	16,085	22,263
2006 production	(2,194)	(2,194)	(2,194)
Net additions	6,175	10,640	13,837
December 31, 2006 reserves	13,563	24,531	33,906
Year over year increase in reserves	42%	53%	52%
Production replacement	281%	485%	631%

Net Present Value – Before Tax (US$ millions)

	2006			
	0%	5%	10%	15%
Proved Developed	179.2	153.1	133.7	118.8
Total Proved	497.7	391.6	316.4	261.2
Proved + Probable	858.7	660.5	521.8	421.3
Proved + Probable + Possible	1,166.9	876.8	677.7	536.1

The disclosures required in accordance with National Instrument 51-101 of the Canadian Securities Administrators will be available in the Company's Annual Information Form to be filed on the SEDAR website at www.sedar.com later in March.

FINANCIAL & OPERATING HIGHLIGHTS (U.S. dollars, except where noted)

By strengthening our asset base and our balance sheet in 2006, we have positioned Petrominerales for significant growth in 2007. We entered 2006 with an excellent portfolio of opportunities and a solid base of reserves. 2006 was a year focused on developing these opportunities. Some of the highlights of 2006 include:

- On June 29, 2006, Petrominerales completed its initial public offering of common shares and its common shares commenced trading on the Toronto Stock Exchange under the symbol "PMG".
- Production more than doubled, averaging 2,194 bopd in 2006, mainly as a result of the completion of the Orito-117 and 118 wells late in the first quarter of 2006.
- Operating netbacks increased 32 percent to $43.29/bbl in 2006 reflecting increases in world crude oil prices, operating efficiencies realized from production increases and Colombia's compelling fiscal regime.
- Funds flow from operations increased by 259 percent to $28.8 million.
- Net income increased by 557 percent to $14.8 million.

FINANCIAL AND OPERATING RESULTS

The following table provides a summary of Petrominerales' financial and operating results for the three and twelve month periods ended December 31, 2006 and 2005. Consolidated financial statements with Management's Discussion and Analysis (MD&A) are now available on the Company's website at www.petrominerales.com and will also be available on the SEDAR website at www.sedar.com.

	Three months ended December 31,		%	Years ended December 31,		%
	2006	2005 [(1)]	change	**2006** [(1)]	2005 [(1)]	change
Financial (U.S.$000s, except where noted)						
Crude oil revenue	**11,038**	3,932	181	**43,676**	16,671	162
Funds flow from operations [(2)]	**6,745**	1,838	267	**28,789**	8,020	259
Per share – basic and diluted (U.S.$) [(3)]	**0.07**	0.02	250	**0.33**	0.10	230
Net income	**2,677**	257	942	**14,798**	2,253	557
Per share – basic and diluted (U.S.$) [(3)]	**0.03**	-	-	**0.17**	0.03	467
Capital expenditures	**23,617**	19,605	20	**73,365**	32,206	128
Total assets	**181,407**	88,317	105	**181,407**	88,317	105
Cash and working capital (deficit)	**11,469**	(15,225)		**11,469**	(15,225)	
Common shares outstanding, end of period (000s)						
Basic	**95,000**	79,000	20	**95,000**	79,000	20
Diluted	**98,051**	79,000	24	**98,051**	79,000	24
Operations						
Operating netback (U.S.$/bbl)						
Crude oil revenue	**50.58**	44.75	13	**54.54**	44.30	23
Royalties	**4.05**	3.59	13	**4.38**	3.54	24
Production expenses	**7.35**	8.59	(14)	**6.87**	7.84	(12)
Operating netback	**39.18**	32.57	20	**43.29**	32.92	32
Average daily crude oil production (bbls)	**2,372**	955	148	**2,194**	1,031	113
Proved plus probable reserves (mbbls) [(4)]				**24,531**	16,085	53
NPV 10% before tax (U.S.$ millions)				**521.8**	271.0	93

(1) Amounts in the periods ending on or before June 30, 2006 have been translated and restated in United States dollars from the previously reported Canadian dollar amounts. See "Change in Accounting Policy" within Management's Discussion and Analysis ("MD&A").
(2) Calculated based on cash flow from operations before changes in non-cash working capital.
(3) Assumed weighted average number of basic and diluted shares totalled 78,999,900 prior to incorporation on April 20, 2006. See "Formation of the Company" within MD&A.
(4) Company working interest before deduction of royalties.

OPERATIONAL UPDATE

During the fourth quarter the activities of Petrominerales were focused on continuing development in Orito, implementing our pilot fracture stimulation program in Neiva and preparing for a significant exploration drilling program in the Llanos and Putumayo Basins.

Fourth quarter 2006 production averaged 2,372 bopd compared 955 bopd in the fourth quarter of 2005 and 2,420 bopd in the third quarter of 2006. The significant increase from the prior year period is mainly due to

the success of the Orito-117 and 118 completions at the end of the first quarter of 2006 which proved-up a significant southwest extension to the Orito field. The decrease from the prior quarter is mainly a result of certain wells being taken off production during the period for workovers, delays in bringing new production on-line and due to natural declines.

Since closing our IPO at the end of the second quarter of 2006 we have now drilled four new wells at Orito, but have been delayed in bringing production online due to limited access to equipment and services or down-hole mechanical problems. As can be seen from our independent reserve report, we have had a very successful drilling year in 2006. All of our development wells encountered significant oil columns. However, at the present time, a number of these wells are offline or awaiting services, final completion or equipment installation due to the lack of sufficient or suitable services. In an effort to mitigate these challenges we have placed three drilling rigs under long-term contract and we also plan to secure the required completion equipment under long-term contract to ensure existing wells and our new wells planned for 2007 are brought onstream as quickly as possible. This remains a significant challenge for our operations group given the record activity levels in the Colombian oil industry.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank (TSX/Oslo Bors: PBG).

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales or Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Corey C. Ruttan, Vice-President Finance and CFO
Telephone: (403) 750-4400

Petrominerales

Petrominerales Ltd.
Calle 114 No. 9-45,
Torre B Oficina 1506,
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

END